June 4, 2010

Catherine T. Brown

Securities and Exchange Commission

Fax 202 772 9204

Re: Amendment No. 4 to Registration Statement on form S-1

File No. 333-155486

Thank you for your letter dated May 24, 2010 and commenting on our S-1 filing, please find below our answers to your comments.

General

1.

We included the information related to the Form 8-K under the heading “Changes in and disagreements with accountants...”on page 42 in the registration statement, and also disclosed that the PCAOB revoked the registration of Moore & Associates, Chartered on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. We have also filed a letter from ‘Moore & Associates Chartered’ dated August 6, 2009 as exhibit 16 with this registration statement.

2.	We have included the registration statement file number on the cover of the registration statement according to Rule 470 of the Securities Act.

3.	We have filed an updated legal opinion as exhibit 5.1.

Prospectus Cover Page

4.

We revised the prospectus cover page to describe the effect of not placing funds in an escrow, trust or similar account on investors. We have also made similar revisions under the heading “Plan of Distribution” on page 16, referring to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710

Summary of the Offering by the Company, page 6

5.	We clarified under “Termination of the Offering” that the offering will conclude “on the earlier” of when all the shares have been sold or 90 days after effectiveness of the registration statement.

Summary of Financial Information, page 8

6.	We revised the amount of $29,113 in Note 2 on page 28 in accumulated losses to date.

Dilution, page 15

7.	We have double checked our calculations and we’ve got the same results. See how we calculated the items pointed by you:

•	Net tangible book value per share after the offering: (Total money to be raised from shares + Net tangible book – Offering Cost) / Total of founder’s shares + total of shares to be issued
•	Increase to present stockholders in net tangible book value per share after offering: Net tangible book value per share after offering – Net tangible book value per share before offering

Certain Relationships and Related Transactions, page 48

8.

We revised our disclosure under this heading to disclose the terms of the loan, such as interest rate, maturity date and any other material terms of the loan, referring to item 404(d) of Regulation S-K. We also reconciled the information in this section with the $9,903 in related party loans reflected in our most recent balance sheet and the disclosure in the notes to our financial statements.

Sincerely,

//Ya Zhu

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710